Exhibit 99.E2

Amendment No. 4 to the Distribution Agreement

This Amendment No. 4, dated as of May 28, 2015, to the Distribution Agreement (this “Agreement”), by and between BBH Trust, a Delaware statutory trust (the “Trust”), and ALPS Distributors, Inc., a Colorado corporation, having its principal place of business at 1290 Broadway, Suite 1100, Denver, Colorado 80203 (the “Distributor”).

WHEREAS, the Trust and Distributor entered into a Distribution Agreement dated as of February 1, 2010, as amended and restated on November 1, 2011, and as subsequently amended thereafter (the “Agreement”); and

WHEREAS, the Trust and the Distributor wish to amend Section 15 of the Agreement as set forth below.

NOW, THEREFORE, the parties hereby agree to amend the Agreement as follows:

1.	The parties hereto agree to delete the current Section 15 to the Agreement in its entirety and replace it with the following new Section 15:

15.	Anti-Money Laundering. ALPS agrees to maintain an anti-money laundering program (“AML Program”) in compliance with Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), and all applicable laws and regulations promulgated thereunder, which includes an intermediary due diligence program, a component of which consists of a customer identification program with respect to intermediaries to the extent required by Section 326 of the USA Patriot Act. ALPS agrees to comply with all relevant rules and regulations administered by the Office of Foreign Assets Control (“OFAC”) and will not enter into an intermediary agreement, or will terminate an existing intermediary agreement, with respect to the Fund, with any intermediary listed on the OFAC list of prohibited persons, entities, and countries, and ALPS will not engage in any transaction with any intermediary prohibited under the economic sanctions laws and regulations administered by OFAC. Following a written request from the Fund, ALPS will promptly supply the Fund with copies of ALPS’ anti-money laundering policy and procedures, OFAC policy and procedures, documentation evidencing ALPS' independent testing of its AML Program and such other relevant certifications and representations regarding such policies and procedures as the Fund may reasonably request from time to time. In the event ALPS becomes aware of any suspicious activity relating to the Fund Shares that may be required to be reported to a regulator or law enforcement pursuant to applicable AML laws, regulations or rules, ALPS will promptly report it to the Fund. ALPS will notify the Fund if an inspection by ALPS' chief compliance officer, an independent anti-money laundering auditor, or applicable regulatory authorities of ALPS' AML Program or OFAC policy and procedures identifies any material deficiency in ALPS' AML Program or OFAC policy and procedures relating to the Fund, and ALPS will promptly remedy any such material deficiency.

2.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

BBH TRUST		ALPS DISTRIBUTORS, INC.

By:	/s/ Radford W. Klotz	By:	/s/ Steven B. Price
Name:	Radford W. Klotz	Name:	Steven B. Price
Title:	President & Principal	Title:	Senior Vice President &
	Executive Officer		Director of Distribution
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